DO 9/9/12



SECURITIES AND EXCHANGE COMMISSION

12062746

9/13

SEC Mail Processing Section

AUG 28 2012

Washington DC 402

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - ~~65859~~ 49409

8-49409

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2011 (MM/DD/YY) AND ENDING 06/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Vestech Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8100 E. 22nd St. North, Suite B, Building 600
(No. and Street)

Wichita	Kansas	67226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Earle W. Evans III — (316) 686-6222
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 West Courtyard Drive, Ste 500	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO 9/19/12

OATH OR AFFIRMATION

I, Earle W. Evans III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Vestech Securities, Inc.**, as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public



PATRICIA A. McCULLOUGH
Notary Public - State of Kansas
My Appt. Expires 2/26/2014

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

VESTECH SECURITIES, INC.

Financial Statements and Supplementary Schedules
June 30, 2012

(With Independent Auditor's Report Thereon)

VESTECH SECURITIES, INC.
Index to Financial Statements and Supplemental Schedules
June 30, 2012

VESTECH SECURITIES, INC.
Statement of Financial Condition
June 30, 2012

ASSETS		
Cash and cash equivalents	$	3,460
Receivable from clearing broker dealer and clearing organization		38,976
Deposit with clearing organization		15,002
Other assets		5,617
Notes receivable		1,613
Shareholder notes receivable		7,894
Related party notes receivable		22,100
TOTAL ASSETS	$	94,662
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	41,273
Total liabilities		41,273
Stockholder's Equity		
Common stock, no par, 100,000 shares authorized, 1,000 shares issued and outstanding at June 30, 2012		75,089
Retained deficit		(21,700)
		53,389
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	94,662

See accompanying notes to financial statements

VESTECH SECURITIES, INC.
Statement of Operations
For the Year Ended June 30, 2012

REVENUES	
Securities commissions	$ 185,069
Investment advisory	327,537
Other	10,314
Total revenues	522,920
EXPENSES	
Commission and clearance expenses	255,484
Clearing fees	36,113
Officers' salaries	87,600
Other employees' compensation and benefits	59,212
Professional services	29,454
Rent	10,377
Regulatory fees	10,785
Communication expenses	11,365
Other expenses	29,353
Total expenses	529,743
NET LOSS BEFORE INCOME TAX	(6,823)
Income tax expense	-
NET LOSS	$ (6,823)

See accompanying notes to financial statements

VESTECH SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2012

	Common Stock				Retained	
	Shares		Amount		Deficit	Total
Balance at June 30, 2011	1,000	$	75,089	$	(14,877)	$ 60,212
Net loss	-		-		(6,823)	(6,823)
Balance at June 30, 2012	1,000	$	75,089	$	(21,700)	$ 53,389

See accompanying notes to financial statements

VESTECH SECURITIES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2012

Cash flows from operating activities:		
Net loss	$	(6,823)
Adjustments to reconcile net loss to cash provided by operating activities:		
Changes in operating assets:		
Receivable from clearing broker dealer and clearing organization		759
Deposit with clearing organization		(1,056)
Other assets		(2,050)
Changes in operating liabilities:		
Accounts payable and accrued expenses		9,491
Net cash provided by operating activities		321
Net increase in cash		321
Cash at beginning of year		3,139
Cash at end of year	$	3,460
Supplemental Disclosures of Cash Flow Information:		
Interest paid	$	-
Income taxes paid	$	-

See accompanying notes to financial statements

Note 1 - Nature of Business

Vestech Securities, Inc. (the "Company") is a broker-dealer of securities in Wichita, Kansas. The Company, incorporated on March 13, 1996, is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission ("SEC") in accordance with Section 15(b) of the Securities Exchange Act of 1934. Securities, mutual funds, annuity commissions, and wrap advisor fees make up the Company's revenue. The Company's customers consist primarily of individuals living in Kansas.

Note 2 - Liquidity and Capital Resources

The Company has experienced operating net losses in the current year. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to develop and extend the Company's products, the rejection of the Company's products by customers, as well as other risks and uncertainties. The Company may also be adversely affected by factors influencing and impacting the industries of its potential customer base.

The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the market and the retirement industry. At June 30, 2012, the Company has $3,460 in cash and cash equivalents and working capital of $21,782. The Company's management believes that it can operate over the next 12 months and expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital.

Note 3 - Summary of Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less. The Company considers highly liquid investments in money market funds to be cash equivalents.

Revenue Recognition
Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis, which is generally the third business day following the transaction. If materially different, security transactions and their related commission income and expenses are recorded on a trade date basis.

Note 3 - Summary of Significant Accounting Policies (continued)

Property and Equipment
Property and equipment are carried at cost less accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets. Expenditures for repairs and maintenance and minor replacements are charged to expense as incurred.

Impairment of Long-lived Assets
Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition, reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated.

Financial Instruments and Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, deposit with clearing organization, accounts payable and accrued expenses.

Income Taxes
The Company files as an "S" Corporation for federal and state income tax purposes. The Company's net income is taxed at the shareholder level rather than the corporate level for income tax purposes, and thus, no provision for income taxes has been made in the accompanying financial statements.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Note 3 - Summary of Significant Accounting Policies (continued)

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, receivables from broker-dealers and clearing organizations, deposit with clearing organization, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Management Review
The Company has evaluated subsequent events through August 24, 2012, the date the financial statements were available to be issued.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 - Clearing Deposit

The Company maintains a deposit account with Maplewood Investment Advisors, Inc. ("Maplewood") as part of the Company's contract for services. Maplewood requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of June 30, 2012, the deposit balance was $15,002.

Note 5 - Related Party Transactions

The Company paid $30,457 to a related party in commission expenses for the year ended June 30, 2012.

The Company rents office space from a related party on a month-by-month basis. Rent expense for the year ended June 30, 2012 was $10,377.

The Company has one stockholder who owns 100% of the Company. As of June 30, 2012, the Company advanced a total of $7,894 to the stockholder. The note has a 3% interest rate per annum with no definite repayment terms. The Company has an accrued interest receivable of $1,020 as of June 30, 2012 which is recorded in other assets on the statement of financial condition.

As of June 30, 2012, the Company advanced a total of $22,100 to two different related parties. One of the notes does not bear interest and the other note has an 8% interest rate per annum. Both notes do not have definite repayment terms. The Company has an accrued interest receivable of $1,440 as of June 30, 2012 which is recorded in other assets on the statement of financial condition.

As of June 30, 2012, the Company has several customers who are relatives of management. This activity has been recorded as 'arm-length' transactions by the Company.

As an "S" Corporation, the stockholder receives distributions to the extent of his basis in the Company. For the year ended June 30, 2012, there were no stockholder distributions made.

Note 6 - Commitments and Contingencies

Leases
The Company leases office space under a long-term non-cancelable lease from a related party which expires on June 30, 2018. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $10,377 for the year ended June 30, 2012.

Note 6 - Commitments and Contingencies (continued)

Future minimum lease payments under the noncancelable operating leases are as follows for the year ending December 31:

2013	$ 10,377
2014	10,377
2015	10,377
2016	10,377
2017	10,377
Thereafter	9,512
Total minimum lease payments	$ 61,937

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

FINRA Communication
The Company was fined $5,000 during the year ended June 30, 2012 for failing to meet net capital requirements due to erroneously recording a $30,000 payment from a private placement offering as the Company's revenue rather than recording the payment in an escrow account as required in the offering agreement. As of June 30, 2012, the Company has a remaining amount due to FINRA of $5,000.

Sub-Clearing Agreement
Included in the Company's sub-clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At June 30, 2012, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7 - Net Capital Requirements

The Company, as a registered fully licensed broker and dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Under this rule, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1. At June 30, 2012, the minimum net capital requirement for the Company was $5,000. Net capital at June 30, 2012 aggregated $15,865. The Company's ratio of aggregate indebtedness to net capital was 2.60 to 1 at June 30, 2012.

Schedule I

VESTECH SECURITIES, INC.

Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c-1 of the Securities and Exchange Commission
For the Year Ended June 30, 2012

Total stockholder's equity qualified for net capital	$	53,389
Deductions and/or charges		
Non-allowable assets:		
Notes receivable		1,613
Shareholder notes receivable		7,894
Related party notes receivable		22,100
Other assets		5,617
Total deductions and/or charges		37,224
Net capital before haircuts on securities		16,165
Haircuts on securities		300
Net capital	$	15,865
Aggregate indebtedness		
Accounts payable and accrued expenses	$	41,273
Total aggregate indebtedness	$	41,273
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	10,865
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	9,865
Ratio of aggregate indebtedness to net capital		2.6 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on July 24, 2012	$	36,678
Audit adjustments:		
Net effect of audit adjustments		(20,813)
Net capital per audit	$	15,865

See notes to the financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder and Management of Vestech Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Vestech Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Vestech Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Vestech Securities, Inc.'s management is responsible for the Vestech Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the quarterly Forms X-17A-5 for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

August 24, 2012

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • CHICAGO • DALLAS • HOUSTON
SAN FRANCISCO • SEATTLE

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 6/30/12 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049409 FINRA JUN
VESTECH SECURITIES INC
8100 E 22ND ST N STE 600 # B
WICHITA KKS 67226-2307

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Earle Evans 3166866222

2. A. General Assessment (item 2e from page 2) $463

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied (180)

D. Assessment balance due or (overpayment) 283

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $283

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $283

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21 day of August , 20 12 .

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2011, 20 12 and ending 6/30/2012, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$522920
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	337851
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	337851
2d. SIPC Net Operating Revenues	$185069
2e. General Assessment @ .0025	$463
	(to page 1, line 2.A.)

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

August 24, 2012

To the Board of Directors
Vestech Securities, Inc.

We have audited the financial statements of Vestech Securities, Inc. (the "Company") for the year ended June 30, 2012, and have issued our report thereon dated August 24, 2012. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated May 16, 2012. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Vestech Securities, Inc. are described in Note 3 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2012. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no sensitive estimates affecting the financial statements.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole. See Exhibit A for summary of corrected adjustments.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated August 24, 2012.

5918 West Courtyard Drive, Suite 500 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · CHICAGO · DALLAS · HOUSTON
SAN FRANCISCO · SEATTLE

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Information in Documents Containing Audited Financial Statements

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of Board of Directors and management of Vestech Securities, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Vestech Securities, Inc.
Summary of Audit Adjustments
June 30, 2012

Exhibit A

AJE #	Account Name	Debit	Credit	Statement of Operations		Statement of Financial Condition		
				Revenue	Expenses	Assets	Liabilities	Equity
1	Retained deficit	$ 35,185		$ -	$ -	$ -	$ -	$ (35,185)
	Common stock		35,089	-	-	-	-	35,089
	Additional paid-in capital		96	-	-	-	-	96
	(To reclass equity classifications)	35,185	35,185					
2	Other assets	2,460		-	-	2,460	-	-
	Other		2,460	2,460	-	-	-	-
	(To record accrued interest receivable on notes receivable)	2,460	2,460					
3	Commissions expense	30,457		-	30,457	-	-	-
	Securities commissions revenue		30,457	30,457	-	-	-	-
	(To reclass related party expenses)	30,457	30,457					
4	Other revenue	6,815		(6,815)	-	-	-	-
	Receivable from clearing broker dealer and clearing organization		6,815	-	-	(6,815)	-	-
	(To reverse double entry recorded for receivables)	6,815	6,815					
5	Investment advisory revenue	14,000		(14,000)	-	-	-	-
	Receivable from clearing broker dealer and clearing organization		14,000	-	-	(14,000)	-	-
	(To reduce clearing recievable to actual amount receivable at year end)	14,000	14,000					
				$ 12,102	$ 30,457	$ (18,355)	$ -	$ -
	June 30, 2012 balances			522,920	529,743	94,662	41,273	53,389
	Impact of Recorded Audit Adjustments			2.31%	5.75%	-19.39%	0.00%	0.00%

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

SEC
Mail Processing
Section

AUG 28 2012

Washington DC
402

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
Vestech Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Vestech Securities, Inc. (the "Company") as of and for the year ended June 30, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at June 30, 2012 to meet the SEC's objectives. We identified several audit adjustments which we consider to be a significant deficiency.

This report is intended solely for use of management of the Company, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
August 24, 2012

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Vestech Securities, Inc.:

We have audited the accompanying statement of financial condition of Vestech Securities, Inc. (the "Company") as of June 30, 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vestech Securities, Inc. as of June 30, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
August 24, 2012

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
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